Exhibit 99.6
Notice to ASX/LSE

Resolutions requisitioned by shareholders

7 February 2020

In accordance with ASX Listing Rule 3.17A, Rio Tinto attaches proposed resolutions received under section 249N of the Australian Corporations Act for consideration by shareholders at the 2020 Rio Tinto Limited annual general meeting to be held in Brisbane, on 7 May 2020.

Resolution 1
Special resolution to amend the Constitution
To amend the constitution to insert beneath Clause 57 ‘Annual general meetings’ the following new sub-clause: “The company in general meeting may by ordinary resolution express an opinion or request information about the way in which a power of the company partially or exclusively vested in the directors has been or should be exercised. However, such a resolution must relate to a material risk as identified by the company and cannot either advocate action that would violate any law or relate to any personal claim or grievance. Such a resolution is advisory only and does not bind the directors or the company.”

Resolution 2
Ordinary resolution on Scope 3 emissions targets
Shareholders request that the company, in subsequent annual reporting, disclose short, medium and long-term targets for its scope 3 greenhouse gas emissions (Targets) and performance against the Targets, consistent with the guidance of the Task Force on Climate-related Financial Disclosures.

Targets should reflect decarbonisation pathways for the company’s products in line with the climate goals of the Paris Agreement.

Contacts

media.enquiries@riotinto.com
riotinto.com
Follow @RioTinto on Twitter

Media Relations, United Kingdom
Illtud Harri
M +44 7920 503 600

David Outhwaite
T +44 20 7781 1623
M +44 7787 597 493

Media Relations, Americas
Matthew Klar
T +1 514 608 4429

Media Relations, Asia
Grant Donald
T +65 6679 9290
M +65 9722 6028

Media Relations, Australia Jonathan Rose T +61 3 9283 3088 M +61 447 028 913 Matt Chambers T +61 3 9283 3087 M +61 433 525 739 Jesse Riseborough T +61 8 6211 6013 M +61 436 653 412
Investor Relations, United Kingdom Menno Sanderse T: +44 20 7781 1517 M: +44 7825 195 178 David Ovington T +44 20 7781 2051 M +44 7920 010 978	Investor Relations, Australia Natalie Worley T +61 3 9283 3063 M +61 409 210 462 Amar Jambaa T +61 3 9283 3627 M +61 472 865 948
Group Company Secretary Steve Allen Rio Tinto plc 6 St James’s Square London SW1Y 4AD United Kingdom T +44 20 7781 2000 Registered in England No. 719885	Joint Company Secretary Tim Paine Rio Tinto Limited Level 7, 360 Collins Street Melbourne 3000 Australia T +61 3 9283 3333 Registered in Australia ABN 96 004 458 404

This announcement is authorised for release to the market by Rio Tinto’s Group Company Secretary.